

April 22, 2013

Bryan H. Hall
Director, Executive Vice President
Liberty Global Corporation Limited
38 Hans Crescent
London SWIX 0LZ
United Kingdom

> **Re:** **Liberty Global Corporation Limited**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 12, 2013**
> **File No. 333-187100**

Dear Mr. Hall:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus cover page

1. Please expand your disclosure about the combined companies' increased debt to also disclose the total carrying value of the indebtedness of the combined companies assuming the financing transactions related to the mergers had occurred on December 31, 2012. We note your risk factor disclosure on page 54.

Exhibit 5.1

2. We note Section 7.1 of the legal opinion provided by Shearman & Sterling LLP, states the opinion is given for the "sole benefit of the addressee in connection with the Mergers" and "is not to be relied upon by any other person or for any other purpose…without our prior written consent." Please note that shareholders receiving securities in the offering are entitled to rely on the opinion. Refer to Section II.B.3.d. of

Staff Legal Bulletin No. 19. Please revise the language of the opinion to remove any limitations on reliance and file an updated opinion with an amendment to the Form S-4.

Exhibit 8.1

3. We note the form of tax opinion provided by Shearman & Sterling LLP fails to identify the specific tax issue on which the opinion is based. Please note that counsel must opine on the tax consequences of the transactions, not the manner in which they are described in the prospectus. Refer to Section III.C.2 of Staff Legal Bulletin No. 19. Please appropriately revise the description of Shearman & Sterling's opinion contained in the first paragraph on page 169 and in the short-form opinion filed as Exhibit 8.1 and file an updated opinion with an amendment to the Form S-4.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
         Eliza W. Swann, Esq.